☐	Interim Financial Statements Mark this box if you would like to receive Interim Financial statements by mail.	+
Rather than receiving The Westaim Corporation’s interim financial statements by mail, you may choose to access them at www.westaim.com. Under securities regulations, you may elect annually to receive interim financial statements by mail by checking the box above and completing and returning this card.
Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare’s Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Name

Apt.	Street Number	Street Name

City			Prov. / State	Postal Code / Zip Code

▪	W E D Q	7 N I Q E	+

00USPP

BUSINESS REPLY MAIL FIRST-CLASS MAIL PERMIT NO 1112 NIAGARA FALLS N.Y.
POSTAGE WILL BE PAID BY ADDRESSEE

COMPUTERSHARE
PO BOX 619
NIAGARA FALLS NY 14302-9943